DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

212-450-6341

[redacted] MATIGNON
[redacted] PARIS

[redacted] URM
[redacted] JRT AM MAIN

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

02055813

SUPPL

File No. 82-4939

November 6, 2002

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

RECD S.E.C.
NOV - 6 2002
1086

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

I. January – September 2002 Results of Grupo Ferrovial

II. Comments on the January-June 2002 results of Grupo Ferrovial

III. Other disclosure dated October 28, 2002

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

If you have any questions, please do not hesitate to contact me at (212) 450-6341. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Nicole Chao/mek

Nicole Chao
Legal Assistant

dlw 11/18

JANUARY - SEPTEMBER 2002 RESULTS

ferrovial

Contents

Preliminary note: Capitalization of financial expenses during toll road construction

In line with Spanish and international regulations, financial expenses incurred during the construction of toll roads are capitalized.

To date, this was done by means of a credit to the P&L under "Capitalized in-house work on fixed assets" (a revenue account), which forms part of operating profit.

This distorted group operating profit and, consequently, the overall percentage sales margin (by increasing both of them) without having any real impact on group net profit.

Analysts find it difficult to estimate these expenses as they depend on the sections of road under construction in each period.

In order to avoid this distortion of group operating profit and ensure proper comparability between periods, it has been decided to book the capitalization in the form of a credit to the financial expenses account, with effect 01-January-02

The January-September 2002 figures are presented in line with this approach, and the figures for January-September 2001 have been standardized to allow for comparison.

The accounting entries involved are as follows:

PREVIOUSLY

Financial expenses (P&L)	to	Cash at bank (balance sheet)
Tangible fixed assets (balance sheet)	to	Capitalized in-house work on fixed assets (P&L)

NOW

Financial expenses (P&L)	to	Cash at bank (balance sheet)
Tangible fixed assets (balance sheet)	to	Financial expenses (P&L)

We are confident that this change will enhance the transparency and make it easier to comprehend Grupo Ferrovial's results and make projections about future performance.

1. Key figures

✓ **Net attributable income** amounted to 394.7 million euros, **136% higher** than in the same period in 2001. ***Excluding extraordinary items***, growth would have been ***29%***.

✓ **Operating income increased by 38%,** from 257.3 million euros to 355 million euros.

- **Financials**

	Sept. 02	Sept. 01	Change (%)
Net income	394.7	166.9	136
EPS	2.81	1.19	136
Operating income	355.0	257.2	38
Net revenues	3,575.2	2,924.8	22
Net financial debt (Cash)	(228)	595	
Leverage	-	52%	
Gross investments	748	469	

- **Operating figures**

	Sept. 02	Sept. 01	Change (%)
Construction backlog	5,889	5,410	9
Real estate pre-sales	457	464	-2
Real estate backlog	863	884	-2
Services backlog	825	721	14
Toll road traffic performance (ADT)			
Autema	14,481	13,568	7
Ausol	15,511	13,260	17
407 ETR	252,202	229,184	10

- **Highlights**

✓ The agreement over Cintra was sealed in January 2002.

✓ An additional 5.8% stake in 407 ETR (Canada) was acquired in March 2002.

✓ The M45 toll road and the Artxanda tunnel opened in May 2002.

✓ The concession for Sydney Airport (Australia) was obtained in June 2002.

✓ The Estepona - Guadiaro toll road opened to traffic in August 2002

✓ Entry into the Dow Jones Sustainability Index (September)

1.1. Breakdown by division

- **Sales by division**

	Sept. 02	Sept. 01	Change (%)
Construction	2,691.8	2,394.0	12.4
Real estate	452.5	219.2	106.5
Concessions	333.2	246.4	35.2
Services	244.3	157.8	54.8
Adjustments	-146.6	-92.6	
Total	**3,575.2**	**2,924.8**	**22.2**

- **Operating income by division**

	Sept. 02	Sept. 01	Change (%)
Construction	98.1	85.1	15.3
Real estate	86.1	58.9	46.2
Concessions	161.8	112.7	43.6
Services	11.2	9.5	18.4
Adjustments / Other	-2.2	-8.9	
Total	**355.0**	**257.2**	**38.0**

- **Operating margin by division**

	Sept. 02	Sept. 01
Construction	3.6%	3.6%
Real estate	19.0%	26.9%
Concessions	48.6%	45.7%
Services	4.6%	6.0%
Consolidated Group	**9.9%**	**8.8%**

- **EBT by division**

	Sept. 02	Sept. 01	Change (%)
Construction	123.6	114.6	7.9
Real estate	69.2	50.7	36.7
Concessions	120.2	78.8	52.5
Services	5.8	5.7	1.2
Adjustments (*)	254.8	8.0	-
Total	**573.6**	**257.8**	**122.5**

(*) In 2002, this figure is basically the extraordinary gain on the Cintra transaction.

2. Income statement

	sep-02	sep-01	Var (%)	% Ventas sep-02	% Ventas sep-01
SALES	**3.575,2**	**2.924,8**	**22,2**	**100,0**	**100,0**
Other Income	26,4	12,0	120,9	0,7	0,4
Increase in finished products and inventories	105,6	66,6	58,7	3,0	2,3
Total Opertaing Revenues	**3.707,2**	**3.003,3**	23,4	103,7	102,7
Operating and external expenses	2.753,3	2.244,8	22,7	77,0	76,8
Personnel expenses	493,5	413,4	19,4	13,8	14,1
Depreciation and amortization	60,2	55,0	9,5	1,7	1,9
Reversion Fund	15,2	6,2	145,5	0,4	0,2
Variation in Operating Provisions	30,0	26,6	12,8	0,8	0,9
Total Operating Expenses	**3.352,2**	**2.746,0**	22,1	93,8	93,9
OPERATING INCOME	**355,0**	**257,2**	**38,0**	**9,9**	**8,8**
Financial Revenues	43,5	39,9	9,0	1,2	1,4
Financial Expenses	-65,0	-73,6	-11,8	-1,8	-2,5
Financial Result	**-21,5**	-33,8	-36,3	-0,6	-1,2
Income from associates	13,7	10,1	36,0	0,4	0,3
Goodwill amortization	-18,3	-11,9	54,5	-0,5	-0,4
INCOME BEFORE EXTRAORDINARY ITEMS	**328,9**	**221,7**	**48,4**	**9,2**	**7,6**
Extraordinary Results	244,7	36,1	577,9	6,8	1,2
INCOME BEFORE TAXES	**573,6**	**257,8**	122,5	16,0	8,8
Income tax	-182,5	-74,9	143,8	-5,1	-2,6
INCOME BEFORE MINORITY INTEREST	**391,1**	**182,9**	113,8	10,9	6,3
Minority Interest	3,6	-16,1	-122,5	0,1	-0,5
NET INCOME	**394,7**	**166,8**	**136,6**	**11,0**	**5,7**

2.1. Net revenues: Sales

Net revenues increased by **22 %.**

The individual lines of business performed as follows:

	Sept. 02	Sept. 01	Change (%)
Construction	2,691.8	2,394.0	12.4
Real estate	452.5	219.2	106.5
Concessions	333.2	246.4	35.2
Services	244.3	157.8	54.8
Adjustments*	-146.6	-92.6	
Total	3,575.2	2,924.8	22.2

(*)This item relates to consolidation adjustments for intra-group sales.

The main factors behind these growth figures were:

- Construction: sharp increase in the pace of production, primarily in Spain (+23%) due to construction work on concessions which opened this year (the Artxanda tunnel and the Estepona-Guadiaro and M-45 toll roads).
- Concessions: increase in revenues from 407 ETR and Ausol (up 26% and 15%, respectively), a larger contribution from the Chilean toll roads and increased billings at Bristol airport.
- Real estate: an increase in the number of homes delivered.

Sales by region

	30/09/02		30/09/01		
Spain	2,617	73%	2,001	68%	31%
Other countries	958	27%	924	32%	4%
TOTAL	**3,575**	**100%**	**2,925**	**100%**	**22%**

The foreign countries making the greatest contribution are Poland (11%), Canada (5%), Portugal (5%) and Chile (4%).

2.2. Operating income

Operating income grew by **38%**. The breakdown by line of business is as follows:

	Sept. 02	Sept. 01	Change (%)
Construction	98.1	85.1	15.3
Real estate	86.1	58.9	46.2
Concessions	161.8	112.7	43.6
Services	11.2	9.5	18.4
Adjustments / Other	-2.2	-8.9	
Total	355.0	257.2	38.0

The operating margin widened to 9.9% (from 8.8% in September 2001).

This sizeable increase was due mainly to the rapid revenue growth at the divisions.

Percentage growth in operating income at the Real estate and Services divisions was lower than that registered in revenues. In Real Estate, the main reason for this was the high level of land sales in 2001 (offering much higher margins than property development). In Services, operating profit grew more slowly than revenues due to the addition this year of Eurolimp, which is making a negative contribution to division earnings because of its restructuring process.

Contribution to operating income by division

	% 02	% 01
Construction	27	32
Real estate	24	22
Concessions	46	42
Services	3	4

2.3. Financial result

	Sept. 02	Sept. 01
Concession companies	-26.2	-16.1
Rest of group	4.7	-17.6
TOTAL	-21.5	-33.8

Concession companies' net financial expenses increased mainly as a result of higher debt caused by the consolidation of the Santiago-Talca project (US$ 421 million) in September 2001.

The rest of the group recorded a mildly positive **net financial result** due mainly to completing the agreement with Macquarie in mid-January: this resulted in a cash inflow of 816 million euros, thereby eliminating the group's debt and putting its cash balance into the black.

The **net cash balance** at the end of the period is **228** million euros (excluding concessionaire's debt, which is without recourse to Ferrovial), compared with a debt of 595 million euros in September 2001. ***The cash balance has increased by 106 million euros since June 2002.***

Leverage is zero, compared with 52% in September 2001.

2.4. Equity-accounted affiliates

Earnings from equity-accounted affiliates increased sharply to 13.7 million euros, mainly from the Real Estate division (7 million euros) due to the sale of a building in the joint venture with Morgan Stanley.

Inclusion of the results of Sydney airport for the first time in July-September 2002 had a negative impact of 2.2 million euros on this line item.

2.5. Extraordinary results

Extraordinary items totaled 245 million euros, mainly from the Cintra transaction. The principal items are as follows:

Income from Macquarie	382
Extraordinary provision for foreign investments	-150

Applying a policy of prudence, in view of the possibility that the current situation in Argentina might have a negative impact on the economies of neighboring countries in Latin America, an extraordinary provision of 150 million euros was recorded in the first quarter to cover the investments of Grupo Ferrovial and Cintra in the region (mainly Chile).

Excluding this effect, extraordinary items would have totaled 12 million euros (36 million euros at 30 September 2001).

2.6. Taxes

The book expense for taxes amounts to 182 million euros, implying a tax rate of 31.8%. This rate is affected by the extraordinary gain on the Cintra deal, which is taxed at 18%.

But for this effect, the group would have been subject to a tax rate of 33.6%.

2.7. Net income

At 395 million euros, net income increased by 136%.

Net income growth was 29% excluding extraordinary items in both years, as follows:

	Sept. 02	Sept. 01	% 02 / 01
Income from ordinary activities	328.9	221.8	48%
Tax rate	34%	29%	
Taxes	-110.4	-64.3	
Income before minority interests	218.5	157.4	39%
Minority interests	-36.4	-16.1	
Net income	182.1	141.4	**29%**

3. Analysis by line of business

3.1. Construction

	Sept. 02	Sept. 01	Change (%)
Sales	2,691.8	2,394.0	12.4
Operating income	98.1	85.1	15.3
Operating margin	3.64%	3.55%	
EBT	123.6	114.6	7.9
EBT margin	4.6%	4.8%	
Backlog	5,889	5,410	8.8
Capital expenditure	36	35	

Sales increased sharply due to the boom in domestic construction and the completion of construction of the toll roads opened to traffic in the first nine months of 2002 (principally Estepona - Guadiaro, opened in August 2002).

Operating **margins rose** by 10 basis points to 3.6% despite the negative impact of Budimex, which showed a significant improvement in the third quarter.

Despite the rapid pace of production, the **backlog continued to grow**, rising from 5.4 billion euros to 5.9 billion euros – a 9% increase year-on-year, but was similar to the June 2002 level.

- **Construction figures ex-Budimex**

	Sept. 02	Sept. 01	Change (%)
Sales	2,313.3	2,007.2	15.3
Operating income	104.2	82.3	26.5
Operating margin	4.5%	4.1%	
EBT	140.2	119.3	17.5
EBT margin	6.1%	5.9%	

- **Budimex figures**

	Sept. 02	Sept. 01	Change (%)
Sales	379.1	387.5	-2.2
Operating income	-6.1	2.7	-323.8
Operating margin	-1.6%	0.7%	
EBT	-16.6	-4.7	-249.8
EBT margin	-4.4%	-1.2%	

Budimex improved significantly in the third quarter of 2002; as a result, its revenue performance was -2% year-on-year, compared with -13% in June.

Revenues rose by 5% in local currency, but fell by 2.2% in euro terms due to the euro's appreciation.

Budimex quarterly performance

	Revenues	Operating profit	Margin
January-March 2002	69.1	-2.6	-3.8%
April-June 2002	140.6	-2.7	-1.9%
July-September 2002	169.4	-0.8	-0.5%
January-September	**379.1**	**-6.1**	**-1.6%**

The EBIT margin stood at -1.6% in September, compared with -2.5% in June.

3.2. Real estate

	Sept. 02	Sept. 01	Change (%)
Sales	452.5	219.2	106.5
Operating income	86.1	58.9	46.2
Operating margin	19.0%	26.9%	
EBT	69.2	50.7	36.7
EBT margin	15.3%	23.1%	
Pre-sales YTD	457	464	-1.5%
Backlog	863	884	-2.3%
Land purchases	269	218	

Sales increased by **106%** due to the rapid pace of deliveries. This growth figure is *particularly positive considering* that the September 2001 *figure included* 69 million euros of land sales.

These land sales had a margin of 51%, which is much higher than the 15.7% margin on property developments. Consequently, growth in operating profit in the first nine months (+46%) was lower than the growth in revenues, and the operating margin narrowed from 27% to 19%.

The **backlog** was 863 million euros, similar to last year's figure despite the rapid growth in booked sales.

The pre-sales figure improved substantially as it was down 2% – a significant improvement on the -19% in the first quarter and the -11% accumulated in the first half. The improvement was due to new developments being put up for sale in the last two months.

The **breakdown by activity** is as follows:

	Sept. 02	Sept. 01	%
Direct home developments			
Sales	323.2	107.2	202%
Gross income	64.5	17.0	280%
Gross margin	20.0%	15.8%	
Condominium development			
Sales	65.7	32.1	105%
Gross income	28.4	11.2	152%
Gross margin	43.2%	35.1%	
Land sales			
Sales	10.8	68.8	
Gross income	0.1	41.9	
Gross margin	0.9%	61.0%	
Realty brokerage (Don Piso)			
Sales	50.7	11.0	
Gross income	29.8	0.5	
Gross margin	58.7%	4.3%	
Tertiary			
Sales	5.1	0	
Gross income	4.3	0	
Gross margin	84.8%		
Intra-group adjustments			
Sales	-3.0	0.2	
Gross income	0.0	0	
Total sales	**452.5**	**219.2**	**106%**
Total gross income	127.1	70.7	
Gross margin	28.1%	32.3%	
Operating expenses	-40.9	-11.8	
Operating income	**86.1**	**58.9**	**46%**
Operating margin	19.0%	26.9%	

	Sept. 02	Sept. 01	
Total development sales	388.9	139.2	179%
Gross income	92.9	28.2	229%
Gross margin	24%	20%	

3.3. Concessions

	Sept. 02	Sept. 01	Change (%)
Sales	333.2	246.4	35.2
Operating income	161.8	112.7	43.6
Operating margin	48.6%	45.7%	
EBT	120.2	78.8	52.5
EBT margin	36.1%	32.0%	
Capital expenditure	400	218	

Sales increased rapidly due to growth in revenues from 407 ETR (+26%) and Ausol (+15%), a greater contribution from airports and the contribution from the Chilean toll roads.

The Chilean toll roads contributed 36 million euros in revenues and 24 million euros in operating profit.

Earnings before taxes do not include 232 million euros in extraordinary results due to clinching the sale of 40% of Cintra and the extraordinary provision (page 7).

Breakdown by business area

		sep-02	sep-01	Change (%)
Toll roads	Revenues	250.7	178.7	40.3%
	Operating income	138.3	92.9	48.9%
	Operating margin	55.2%	52.0%	
Car parks	Revenues	53	47.2	12.3%
	Operating income	10.6	11.2	-4.7%
	Operating margin	20.0%	23.3%	
Airports*	Revenues	29.6	20.6	43.7%
	Operating income	12.9	8.7	48.3%
	Operating margin	43.6%	42.2%	

(*) Figures for 50% (proportional consolidation)

3.4. Services

	Sept. 02	Sept. 01	Change (%)
Sales	244.3	157.8	54.8
Operating income	11.2	9.5	18.4
Operating margin	4.6%	6.0%	
EBT	5.8	5.7	1.2
EBT margin	2.4%	2.6%	
Backlog	825	721	14.4
Capital expenditure	4.7	9.4	

There was a significant improvement in both sales and operating income. The addition of Eurolimp (acquired in late 2001) contributed 63 million euros in sales and an operating loss of -1.4 million euros, which depressed the operating margin from 6% to 4.6%.

But for the addition of Eurolimp, sales would have risen by 15% and operating profit by 33%, and the operating margin would have been 7%.

4. Consolidated balance sheet as of 30-09-02

	Sept. 02	Dec. 01
Due from shareholders for uncalled capital	9.4	12.2
FIXED ASSETS	**5,791.0**	**5,781.4**
GOODWILL IN CONSOLIDATION	**350.8**	**222.5**
DEFERRED CHARGES	**877.7**	**752.6**
CURRENT ASSETS	**4,391.6**	**4,212.6**
Inventories	1,161.5	1,021.8
Accounts receivable	2,106.8	1,878.6
Cash and cash equivalents	1,064.6	1,252.2
Toll road concession companies	319.5	451.2
Other companies	745.0	801.0
Accrual adjustments	58.8	60.1
TOTAL ASSETS	**11,420.4**	**10,981.3**
SHAREHOLDERS' EQUITY	**1,490.8**	**1,197.7**
MINORITY INTERESTS	**760.3**	**425.3**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**8.1**	**8.4**
DEFERRED REVENUES	**63.8**	**51.6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**260.0**	**105.5**
LONG-TERM DEBT	**5,021.4**	**5,539.3**
Interest-bearing debt	4,549.2	5,245.4
Toll road concession companies	4,217.5	4,348.6
Other companies	331.7	896.8
Trade accounts payable	472.2	293.9
CURRENT LIABILITIES	**3,661.6**	**3,562.2**
Interest-bearing debt	370.4	348.3
Toll road concession companies	185.3	157.2
Other companies	185.1	191.1
Trade accounts payable	2,666.9	2,451.1
Other current liabilities	557.6	691.0
Accrual adjustments	66.8	71.8
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**154.5**	**91.3**
TOTAL LIABILITIES	**11,420.4**	**10,981.3**

4.1 Net cash position at 30-09-02

	Ferrovial	Concessionaires	Total
Debt	516.7	4,402.8	4,919.6
Long term	331.7	4,217.5	4,549.2
Short term	185.1	185.3	370.4
Cash & cash equivalents	745.0	319.5	1,064.5
Net position	**228.3**	**-4,083.3**	**-3,855.0**

Ferrovial had a **net cash balance of 228** million euros (the concessionaires' debt carried on Ferrovial's balance sheet is without recourse to Ferrovial).

4.2 Gross capital expenditure in the period

Construction	36.3
Real estate	268.7
Concessions	399.9
Services	4.7
Telecommunications	32.6
Other	5.4
TOTAL	747.6

The main investments between January and September 2002 were in the Concessions area, most notably 233 million euros to acquire a 19.6% stake in the Sydney airport concession. The group also acquired an additional 5.8% of 407 ETR (Toronto) for 127 million euros.

The investment in the Real Estate division was to buy land.

In Telecommunications, the main investment in the period was the ONO capital increase, which took place in the first quarter.

5. Annex I – Performance by the main toll roads

- *407 ETR*

	Sept. 02	Sept. 01	%
Sales	157.8	125.0	26%
Operating income	85.9	69.3	24%
Operating margin	54.4%	55.4%	
Traffic (ADT)	252,202	229,184	10%

Revenues rose 34% in local currency.

- *Ausol: Málaga-Estepona stretch*

	Sept. 02	Sept. 01	%
Sales	24.5	21.3	15%
Operating income	18.2	15.0	21%
Operating margin	74.3%	70.4%	
Traffic (ADT)	15,511	13,260	17%

- *Autema*

	Sept. 02	Sept. 01	%
Sales	19.9	17.8	12%
Operating income	14.4	13.1	10%
Operating margin	72.4%	73.6%	
Traffic (ADT)	14,481	13,568	7%

5. Annex II – Capitalization of financial expenses of concessions in operation in accordance with a Ministerial Order dated December 10, 1998

	Sept 2002 **a**	**Capitalization of financial expenses** b	**Sept 2002** a+b
Sales	**3.575,2**		**3.575,2**
Operating Income	**355,1**	**0,0**	**355,1**
Concession Financial Result	-26,2	-195,2	-221,4
Rest of the group Financial Result	4,7		4,7
Financial Result	**-21,5**	**-195,2**	**-216,7**
Income from Associates	13,7	1,9	15,6
Goodwill Amortization	-18,3		-18,3
INCOME BEFORE EXTRAORDINARY ITE	**328,9**	**-193,3**	**135,6**
Extraordinary Results	244,7		244,7
INCOME BEFORE TAXES	**573,6**	**-193,3**	**380,3**
Income tax	182,5	-68,9	113,6
INCOME BEFORE MINORITY INTEREST	**391,1**	**-124,4**	**266,7**
Minority Interest	3,6	-65,3	-61,7
NET INCOME	**394,7**	**-59,1**	**328,4**
Tax Rate	31,8%	35,6%	29,9%

Out of the 59 millions effect in net profit, 18,7 millions are related to exchange losses arising from the Santiago –Talca financing due to the depreciation of the Chilean currency against the US dollar. The recovery of those exchange losses will depend on future exchange rates fluctuation.

Additional information

Investor Relations Department

Telephone: + 34 91 586 28 26

Fax: + 34 91 586 26 89

e-mail: rjimenez@ferrovial.es

ir@ferrovial.es

www.ferrovial.com

File No. 82 -4939

GENERAL

ADVANCE ON QUARTERLY RESULTS:

QUARTER 3er **YEAR** 2002

Company name:
GRUPO FERROVIAL, S.A.

Business address:
C/ PRINCIPE DE VERGARA Nº 135 - 28002 MADRID

Tax identification no.
A - 28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:	**Signature:**
Nicolás Villén Jiménez, Chief Financial Officer, empowered by the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.	

A) ADVANCE ON QUARTERLY RESULTS

Units: Thousands of Euros		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES	0800	29,872	24,669	3,575,181	2,924,812
EARNINGS BEFORE TAXES	1040	290,218	1,940	573,595	257,797
EARNINGS AFTER TAXES	1044	292,253	1,261	391,081	182,933
Earnings attributed to External Shareholders	2050			3,607	-16,065
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			394,688	166,868
SUBSCRIBED CAPITAL	0500	140,264	140,264		
NUMEAVERAGE NUMBER OF EMPLOYEES	3000	177	166	28,525	23,728

B) BUSINESS PERFORMANCE

In January-September, consolidated sales rose 22% against the same period of the previous year, to €3,575.2 million.

The breakdown by business area is as follows:

	September 02	September 01	Change (%)
Construction	2.691,8	2.394,0	12,4%
Property	452,5	219,2	106,5%
Concessions	333,2	246,4	35,2%
Services	244,3	157,8	54,8%
Adjustments	-146,6	-92,6	
Total	3.575,2	2.924,8	22,2%

File No. 82 -4939

In accordance with the provisions of article 82 of the Securities Market Law (*Ley del Mercado de Valores*), GRUPO FERROVIAL, S.A. hereby notifies the *Comisión Nacional del Mercado de Valores* of the following:

OTHER COMMUNICATIONS

On 24 October 2002, in accordance with article 216 of the Consolidated Spanish Corporations Law, the Board of Directors resolved to distribute 0.20 euros gross per share as the 2002 interim dividend.

That dividend will be paid from 15 November 2002.

Madrid, 28 October 2002.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.